Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com



ANTISOMA

Exemption number: 82-34926



Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Friday 15 December 2006

Ladies and Gentlemen:

**Antisoma plc**

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.



Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

**Antisoma raises £26.3 million in oversubscribed placing to European and U.S. institutions**

**London UK, 15 December 2006** Antisoma plc (LSE:ASM, US OTC: ATSMY) today announces that it has raised approximately £26.3 million before expenses through an oversubscribed placing of 73,970,000 new ordinary shares ("the Placing") with a number of existing and new shareholders at a placing price of 35.5 pence per share.

The new funds will be invested in the development of the Company's clinical and preclinical pipeline, of which the principal current assets are:

- AS1404, which is being prepared for phase III development in lung cancer following receipt of positive phase II data and which is also being studied through ongoing phase II studies, which have generated positive initial data in prostate and ovarian cancers;
- AS1411, which has produced encouraging data in a phase I trial, and which is now being prepared for phase II trials in renal cancer and acute myelogenous leukaemia;
- AS1409, which is currently being prepared to start a phase I clinical trial in renal cancer and melanoma; and
- AS1402, which is being prepared, resources permitting, for phase II development in breast cancer following completion of phase I trials during 2006

Antisoma is currently in talks with a number of companies with a view to licensing the marketing rights to AS1404. A licensing deal for AS1404 could generate substantial funds, including potential upfront payments, development-based milestone payments and royalties on sales of the drug should it be successfully launched. The Directors believe that Antisoma is in a strong position to conclude an attractive licensing deal given the wealth of clinical data supporting AS1404 and the advanced stage of development of the drug. Reaching an optimal partnering agreement for AS1404 is the Company's top priority for the immediate future.

Raymond Spencer, Antisoma's Chief Financial Officer, said: "This placing shows strong support from a broad investor base and ensures that we can maintain the momentum on all our promising development programmes."

Glyn Edwards, Antisoma's Chief Executive Officer added: "We are at a very exciting time as we move towards concluding a licensing deal for AS1404, prepare this drug for phase III trials and advance other promising drugs, especially AS1411, through the clinic."

A prospectus issued by Antisoma and containing full details of the Placing and background information is expected to be published later today. It will be available from the offices of Piper Jaffray Ltd at 1 South Place, London EC2M 2RB. Copies will also be available free of charge from Antisoma and will shortly be available at the Document

Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, UK.

**Enquiries:**
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer
Daniel Elger, Director of Communications
+44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
+44 (0)20 7466 5000
Buchanan Communications

Neil Mackison/James Steel/Jamie Adams
+44 (0)20 3142 8700
Piper Jaffray Ltd.

Mike Marshall/David Schechner/Jeff Sacher
+1 212 705 0414
Needham and Company, LLC

**Details of the Placing**

- A total of 73,970,000 new Ordinary Shares ("the Placing Shares") have been conditionally placed with a range of investors including UK, continental European and U.S. based institutional shareholders
- The Issue Price of 35.5 pence represents a discount of 8.97 per cent to the closing middle market price on the London Stock Exchange on 14 December 2006
- The Placing represents approximately 20 per cent. of the Company's issued ordinary share capital and is within the limits approved by Shareholders at the Company's annual general meeting on 17 November 2006
- Piper Jaffray Ltd. is acting as sole financial adviser, sponsor, bookrunner and Lead Manager and Needham & Company, LLC is acting as Co-Manager in respect of the Placing
- Application has been made to the London Stock Exchange for the Placing Shares to be admitted to trading on the Official List and to trading on the main market for listed securities and it is anticipated that dealings in the Placing Shares will commence on 20 December 2006.

**Background on Antisoma**

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these

drug candidates. Please visit www.antisoma.com for further information on the Company and its drug candidates.